Exhibit 7.1

Calculation of ratio of earnings to fixed charges	$ million
	2017	2016	2015	2014	2013
Pre-tax income from continuing operations before income from equity investees	13,905	2,061	(1,480)	22,198	26,317
Total fixed charges	4,270	3,508	2,495	2,113	1,710
Distributed income from equity investees	4,998	3,820	4,627	6,902	7,117
Interest capitalised	(622)	(725)	(839)	(757)	(762)
Total earnings	22,551	8,664	4,803	30,456	34,382
Interest expensed and capitalised	3,562	2,736	1,795	1,522	1,412
Interest within rental expense	708	772	700	591	298
Total fixed charges	4,270	3,508	2,495	2,113	1,710
Ratio of earnings to fixed charges	5.28	2.47	1.93	14.41	20.11

For the purposes of the table above, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	E1